

Mail Stop 4628

September 27, 2017

Via Email
Andrés Ocampo
Chief Financial Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

    Re: **GeoPark Limited**
                  Form 20-F for Fiscal Year Ended December 31, 2016
                  Filed April 11, 2017
                  File No. 001-36298

Dear Mr. Park:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business Overview, page 35

Oil and Natural Gas Reserves and Production, page 59

Proved Undeveloped Reserves, page 62

1.   Expand your disclosure to provide an appropriate narrative explanation of changes in proved undeveloped reserves and the net quantities relating to each individual factor, including offsetting factors, underlying the changes in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

2.   If you have material quantities of proved undeveloped reserves that will not be developed within five years of your initial disclosure, provide the information required by Item 1203(d) of Regulation S-K. If you expect that any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, refer to the answer to question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Production, Revenues and Price History, page 63

3.   Expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Should you require additional guidance, refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Developed and Undeveloped Acreage, page 65

4.   Expand the presentation relating to your gross and net developed and undeveloped acreage to include such acreage for Argentina to comply with the disclosure requirements pursuant to Item 1208 of Regulation S-K or tell us why a revision is not necessary.

Notes to Consolidated Financial Statements

Supplemental Information on Oil and Gas Activities (Unaudited), page F-68

Estimated Oil and Gas Reserves, page F-71

5.   Revise the disclosure of changes in proved reserves provided pursuant to FASB ASC 932-235-50-5 to include appropriate explanation for all significant changes that occurred during the periods presented.

6.   We note there appears to be an inconsistency between the figures relating to the total production volumes used in the reconciliation of the changes in total proved reserves on pages F-73 and F-74 and the comparable figures presented on pages 98 and 104. Revise your disclosure to resolve this apparent inconsistency or include additional footnote disclosure to explain the differences.

7.   Modify the line item entitled "Incorporation" in the tabular presentation of the changes in total proved reserves as of December 31, 2016 to correspond to one of the standardized change categories under FASB ASC 932-235-50-5.

8.   We note your footnote disclosure accompanying the tabular presentation of the consolidated reserves shown in Table 4 regarding LG International Corporation's ("LGI") 20% interest. Note that FASB ASC 932-235-50-8 requires the disclosure of the approximate portion of reserve quantities attributable to a consolidated subsidiary in which there is a significant non-controlling interest. Expand your disclosure to provide the net quantities of reserves corresponding to LGI's interests or tell us why such disclosure is not necessary. Provide similar type disclosure regarding the standardized measure on page F-75.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves, page F-74

9.   Your disclosure on page 62 indicates that you incurred approximately $10.1 million in capital expenditures to convert 5.3 MMBoe of proved undeveloped reserves to developed reserves which equates to a unit development cost of approximately $1.906 per boe. This appears to be significantly less than the unit development costs indicated from the figures presented in your standardized measure which would equate to a projected future unit development cost of approximately $9.78 per boe ($470.5 million/48.1 MMboe). Explain the significant differences between your historical and projected future development costs and reconcile the difference between the $10.1 million incurred to convert proved undeveloped reserves and the total development costs incurred during the year of $17.3 million as disclosed on page F-68.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant
                                        Office of Natural Resources